ALCOA INC.

390 Park Avenue

New York, New York 10022-4608

July 12, 2007

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	Alcoa Inc.

Registration Statement on Form S-4 (File No. 333-142669)

Schedule TO-T (File No. 5-43305)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Alcoa Inc. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-4 (File no. 333-142669) filed with the Securities and Exchange Commission on May 7, 2007, as amended on June 7, 2007, together with all exhibits thereto (the “Registration Statement”). The Company’s request is based on its termination of its offer to purchase all the outstanding common shares of Alcan Inc. to which the Registration Statement relates. The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to the foregoing, please contact Peggy Wolff at (212) 735-2528 or Neil Stronski at (212) 735-2839.

Very truly yours,

/s/ Lawrence R. Purtell
Name:	Lawrence R. Purtell
Title:	Executive Vice President and General Counsel